Monopar Therapeutics Inc.
1000 Skokie Blvd., Suite 350

Wilmette, Illinois 60091

September 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Monopar Therapeutics Inc. Registration Statement on Form S-3 File No. 333-289947

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Monopar Therapeutics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 9, 2025, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to John J. Harrington of Baker & Hostetler LLP, counsel to the Company, at (216) 861-6697 and that such effectiveness also be confirmed in writing.

Very truly yours, Monopar Therapeutics Inc.

By:	/s/ Chandler D. Robinson
Chandler D. Robinson
Chief Executive Officer